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                                 Filed by The Pennsylvania Capital Bank
                                 Pursuant to Rule 425 under the
                                 Securities Act of 1933
                                 Subject Company: The Pennsylvania Capital Bank File No.: 132-_______

THE FOLLOWING PRESS RELEASE WAS DISSEMINATED BY THE PENNSYLVANIA CAPITAL BANK ON FEBRUARY 1, 2001:

                         THREE RIVERS BANCORP, INC. AND
                  THE PENNSYLVANIA CAPITAL BANK AGREE TO MERGE
                        IN AN EXCHANGE OF STOCK AND CASH

     Monroeville, PA, February 1, 2001 - Three Rivers Bancorp, Inc. ("TRBC") (NASDAQ; TRBC) and The Pennsylvania Capital Bank ("PA Capital Bank") (OBT; PVAC) announced today that they have signed a definitive agreement for TRBC to acquire all the stock of PA Capital Bank and to merge PA Capital Bank into Three Rivers Bank, TRBC's principal subsidiary.

Pursuant to the definitive agreement, the transaction pricing has been calculated by using an underlying exchange ratio of 4.61 and price of TRBC's stock at $9.00 creating a value of $41.50 a share for PA Capital's stock. Each PA Capital Bank shareholder will receive 90% of the deal price in TRBC stock and 10% in cash. The exchange ratio may be adjusted to reflect the exercise of outstanding options.

Based on TRBC's price of $9.00, and assuming 100% redemption of the options, the value price of the transaction would be $20 million comprised of $16.6 million in TRBC stock and $3.4 million in cash including $1.6 million needed to cash out the PA Capital Bank options. The price is approximately 175% of PA Capital's book value and 16.4 times its 2000 earnings. Using this example, TRBC would issue approximately 1.83 million additional shares in the transaction, which will be recorded under the purchase method of accounting.

In addition, Gerald B. Hindy and Charles A. Warden, Vice Chairman and Chairman, respectively, of PA Capital Bank, will become directors and members of the executive committees of TRBC's and Three Rivers Bank's boards, with Mr. Hindy being named Vice Chairman of the Board.

TRBC is a registered bank holding company with $950 million in assets and 24 branches in the greater Pittsburgh area and PA Capital Bank is a $145 million commercial bank with one location in downtown Pittsburgh.

Pending approval by shareholders of both TRBC and PA Capital Bank and various regulatory agencies, the transaction is expected to close at the beginning of the third quarter of 2001. It is anticipated that TRBC's annual shareholders' meeting will be delayed to accommodate this transaction.

Terry K. Dunkle, Chairman and CEO of TRBC, stated "We are pleased with our first strategic partnership that was made possible and foreseen as a result of our spin-off from USBANCORP, Inc. last April.
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This transaction:

          o is expected to be accretive to reported per share earnings within the first 1 1/2 year's operation as a result of significant merger-related savings resulting from identified synergies.

          o    will be immediately accretive to cash earnings per share.

          o will satisfy the Internal Revenue Service's requirement for TRBC to raise capital under the spin-off's private letter ruling and will be considerably less dilutive to TRBC's shareholders when compared to a public offering as an alternative method of raising capital.

          o will give Three Rivers Bank a downtown Pittsburgh location and immediate access to an existing high net worth and corporate client base.

          o will increase insider ownership with the addition of the new Directors."

Charles Warden, Chairman of PA Capital Bank, stated, "Our customers and shareholders will benefit from this combination of two fine banking companies.

          o Many of PA Capital's business and high net worth customers who have wanted to expand their relationship with us will benefit from the greater lending capabilities of Three Rivers Bank, as well as their investment and Internet banking capabilities.

          o In addition, our customers will have expanded banking opportunities through Three Rivers Bank's 24 branches and 23 ATMs.

          o Our shareholders will receive the benefits of having greater liquidity in their stock through ownership of Three Rivers Bank shares."

Shareholders of TRBC and PA Capital Bank and other interested parties are urged to read the joint proxy statement/prospectus that will be included in the Form S-4 registration statement that TRBC will file with the SEC in connection with the merger because it will contain important information about TRBC, PA Capital Bank, the merger and other related matters. The joint proxy statement/prospectus will be mailed to each shareholder of TRBC and PA Capital Bank prior to their respective shareholder meetings, neither of which has yet been scheduled. In addition when the registration statement, which will include the joint proxy statement/prospectus, and other related documents are filed by TRBC with the SEC, they may be obtained for free at the SEC's website at www.sec.gov. Copies of these documents, when available, may also be obtained free of charge from TRBC by directing requests to Anthony Eramo. In the meantime, any questions should be directed to Anthony Eramo, CFO (412-666-8048) or Terry Dunkle, Chairman and CEO (412-666-8065) of TRBC or Gerald Hindy, Vice Chairman of PA Capital Bank (412-374-1190) or Charles Warden, Chairman of PA Capital Bank (412-391-7672).


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This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the anticipated effects of the merger. The following, among others, could cause the actual results of the merger to differ materially from TRBC's expectations: regulatory and shareholder approval, changes in economic conditions, interest rates and financial markets, changes in legislation or regulatory requirements and the successful integration of the PA Capital Bank consolidation. TRBC does not assume any duty to update forward-looking statements.
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THE FOLLOWING LETTER WAS SENT TO PENNSYLVANIA CAPITAL BANK SHAREHOLDERS
ON FEBRUARY 1, 2001:

To Pennsylvania Capital Bank Shareholders:

Attached for your reading is a press release that was jointly issued today by our Bank, and Three Rivers Bancorp, Inc. ("TRBC"). As noted in the release, the boards of both institutions have agreed to a merger whereby our Bank will be merged into TRBC's bank subsidiary, Three Rivers Bank and Trust Company. Subject to shareholder and regulatory approvals, the transaction should be finalized sometime early this summer.

While this has been a challenging and far reaching decision for your board, we have unanimously concluded that this opportunity is in the best interests of our Bank and our fellow shareholders. We are truly excited about becoming shareholders of TRBC, and look forward to the future of our combined institutions with great enthusiasm. On behalf of all the employees and directors of Pennsylvania Capital Bank, thank you for your past encouragement and support.



Charles A. Warden
Chairman
Pennsylvania Capital Bank



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THE FOLLOWING LETTER WAS SENT TO CUSTOMERS OF THE PENNSYLVANIA CAPITAL BANK
ON FEBRUARY 1, 2001:


To Clients and Friends of Pennsylvania Capital Bank:

Attached for your reading is a press release that was jointly issued today by our Bank, and Three Rivers Bancorp, Inc. ("TRBC"). As noted in the release, the boards of directors of both institutions have agreed to a merger whereby our Bank will be merged into TRBC's bank subsidiary, Three Rivers Bank and Trust Company. Subject to shareholder and regulatory approvals, the transaction should be finalized sometime early this summer.

Our board believes that the merger will substantially benefit both our shareholders and clients. In choosing a merger partner, our desire has been to preserve the depth of personalized service that our clients have told us that they like best about us, while improving the scope and quality of the products and services that we offer. We believe that TRBC has the necessary characteristics and is the "right sized" company to accomplish this.

We look forward to working with all of our clients through this transition so that it is as seamless and transparent to them as possible. Your relationship managers and CSRs will be dedicated to that process over the coming months, and we anticipate that for many of you, your service team will remain intact.

TRBC plans to continue operations from our Times Building location, and in addition, will offer the convenience of 24 additional branch locations from which clients can access their banking resources.

All of us at the Bank have greatly appreciated your business and your support over the past years. We look forward to continuing to work with you as part of TRBC, enhancing your service and satisfaction with additional resources that TRBC will provide.




Charles A. Warden
Chairman
Pennsylvania Capital Bank